SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------


                          Amalgamated Technologies, Inc
                 ----------------------------------------------
                            (Name of Subject Company)


                    Common Stock, $.0001, par value per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                   022780 10 0
                -------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                  Robert Ellin
                                    President
                           153 East 53rd St., 48th Fl.
                               New York, NY 10022
                                 (212) 521-5180
     -----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

                                 With a copy to:

                            Adam S. Gottbetter, Esq.
                             Salvatore Fichera, Esq.
                            Gottbetter & Partners, LLP
                         488 Madison Avenue, 12th Floor
                               New York, NY 10021
                                 (212) 400-6900

                         AMALGAMATED TECHNOLOGIES, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being delivered on or about May 5, 2004 to the holders of shares of the common stock, par value $.0001 per share (the "Common Stock") of Amalgamated Technologies, Inc., a Delaware corporation (the "Company") as of April 28, 2004.

     On April 19, 2004, Mr. David Rector (the "Seller"), the majority shareholder, and sole officer and director of the Company, entered into two Stock Purchase Agreements (the "Stock Purchase Agreements"), one with Trinad Management LLP ("Management") and the second with Trinad Capital LP ("Capital", and Management collectively referred to herein as the "Purchasers"). Under the terms of the Stock Purchase Agreements, Mr. Rector agreed to sell to Management and Capital 1,223,872 and 1,223,871 shares of the Common Stock of the Company respectively, aggregately representing approximately 60.8% of the Company's outstanding Common Stock. The Purchasers also entered into agreements with various Company shareholders to acquire 531,677 and 570,564 shares of the Common Stock of the Company respectively, aggregately representing approximately 27.7% of the Company's outstanding Common Stock. On April 19, 2004, Scott Robins and a principal shareholder of the Company entered into a separate Stock Purchase Agreement (the "Robins Agreement") pursuant to which Mr. Robins acquired 300,000 shares of the common stock of the Company, representing approximately 7.5% of the Company's outstanding Common Stock. Management also acquired 100,000 shares of the Company's Series B Convertible Preferred Stock, pursuant to a Series B Convertible Preferred Stock Purchase Agreement dated April 19, 2004. Certain proceeds of the Stock Purchase Agreements and the Robins Agreement were used to satisfy all of the debts of the Company.

     As a condition of the Stock Purchase Agreements and the Robins Agreement, Mr. Rector resigned from all his officer positions with the Company and, further, agreed to resign as a director of the Company. The Company appointed Robert Ellin as a member of board of directors, Irwin Gross as Chief Executive and Financial Officer, Robert Ellin as President, and Jay Wolf as Secretary. Mr. Ellin and Mr. Gross will be appointed as additional members of the board of directors, and Mr. Rector's resignation will take affect ten days after this Information Statement is mailed or delivered to all of the Company's shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  SHAREHOLDERS

1.     VOTING  SECURITIES  OF  THE  COMPANY

     On April 28, 2004, there were 4,026,666 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

     The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of April 28, 2004 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                                                         Number of
                                                           Shares     Percentage of
                           Name and address              of Common        Common
Title of class           of beneficial owner               Stock        Stock (2)
--------------  --------------------------------------  ------------  --------------
Common          Irwin Gross,                                 0              0
Stock           Chief Executive and Financial Officer
                153 East 53rd St., 48th Fl.
                New York, NY 10022
--------------  --------------------------------------  ------------  --------------
Common          Robert Ellin, President                      0              0
Stock           153 East 53rd St., 48th Fl.
                New York, NY 10022
--------------  --------------------------------------  ------------  --------------
Common          Jay Wolf, Secretary and Director             0              0
Stock           153 East 53rd St., 48th Fl.
                New York, NY 10022
--------------  --------------------------------------  ------------  --------------
Common          David Rector, Director                       0              0
Stock           1640 Terrace Way
                Walnut Creek, CA  94596
--------------  --------------------------------------  ------------  --------------
Common          Trinad Management LLP                   1,855,548(1)     46.1%(1)
Stock           153 East 53rd St., 48th Fl.
                New York, NY 10022
--------------  --------------------------------------  ------------  --------------
Common          Trinad Capital LP                       1,794,435        44.6%
Stock           153 East 53rd St., 48th Fl.
                New York, NY 10022
--------------  --------------------------------------  ------------  --------------
Common          Scott Robins                              300,000          7.5%
Stock           230 Fifth Street
                Miami Beach, FL 33139
--------------  --------------------------------------  ------------  --------------
Common          All Officers and Directors as a Group        0              0
Stock           (4 person)
--------------  --------------------------------------  ------------  --------------

(1) Including 100,000 shares of the Company's Series B Convertible Preferred Stock, convertible into 100,000 shares of the Company's Common Stock.

(2) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of April 28, 2004, there were 4,026,666 shares of our common stock issued and outstanding.

3.     CHANGES  IN  CONTROL

     On April 19, 2004, Management and Capital, as purchasers, each entered into a stock purchase agreement (the "Stock Purchase Agreements") with Rector, the sole executive officer and director of the Company. Pursuant thereto, Management and Capital acquired 1,223,872 and 1,223,871 shares of the Company's Common Stock, respectively. Management and Capital each paid $10,000 to Rector using their own funds. On the same date, Management and Capital each entered into a stock purchase agreement with various Company shareholders (the "Shareholders") to acquire 531,677 and 570,564 shares of the Company's Common Stock, respectively. Management and Capital each paid $65,000 to the Shareholders using their own funds. Immediately following such transactions, Management and Capital collectively owned 88.2% of the Company's issued and outstanding Common Stock.

     Management also acquired 100,000 shares of the Company's Series B Convertible Preferred Stock, pursuant to a Series B Convertible Preferred Stock Purchase Agreement dated April 19, 2004, for a purchase price of $100,000.
Management  used  its  own  funds  in  this  transaction.

     On April 19, 2004, Scott Robins and a principal shareholder of the Company entered into the Robins Agreement pursuant to which Mr. Robins acquired 300,000 shares of the Common Stock of the Company for a purchase price of $300,000. Mr. Robins used his personal funds in this transaction. Immediately, following such transaction Scott Robins owned 7.5% of the Company's issued and outstanding Common Stock.

     Certain proceeds of the Stock Purchase Agreements and the Robins Agreement were used to pay all of the debts of the Company. As a condition of the Stock Purchase Agreements and the Robins Agreement, Rector resigned from all his executive officer positions with the Company and, further, agreed to resign as a director of the Company. Robert Ellin was appointed a member of the Company's board of directors, Irwin Gross was appointed the Company's Chief Executive and Financial Officer, Robert Ellin was appointed the Company's President, and Jay Wolf was appointed the Company's Secretary. Mr. Gross will be appointed as a member of the Company's board of directors in the near future, and Rector's resignation will take affect ten days after the Company's Information Statement on Schedule 14F-1is mailed or delivered to all of the Company's shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

     We are not aware of any arrangement that might result in a change in control in the future, except the change of control from David Rector to Management and Capital, as described in this Information Statement.

DIRECTORS  AND  EXECUTIVE  OFFICERS

     We anticipate that on or about May 9, 2004, at least ten days after the delivery of this Information Statement to our shareholders, David Rector will tender a letter of resignation to the Board to resign as director as contemplated by the Stock Purchase Agreements. At that time, Jay Wolf and Irwin Gross will be appointed as directors of the Company.

     The following tables set forth information regarding our current executive officers and directors:

DIRECTORS:
Name  of  Director     Age
------------------     ---
Robert  Ellin          39
David  Rector          55

EXECUTIVE  OFFICERS:
Name  of  Officer     Age     Office
-----------------     ---     ------
Irwin  Gross           60     Chief  Executive  and  Financial  Officer
Robert  Ellin          39     President
Jay  Wolf              31     Secretary  and  Director

     Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years.

MR. IRWIN GROSS has been an officer since April 19, 2004. Mr. Gross has over 25 years experience as an investor and senior executive. Mr. Gross is the founder and Chairman of Ocean Castle Partners, LLC, a merchant banking firm. Ocean Castle's investment activities concentrate on the identification, financing and acquisition of interests in companies or assets whose intrinsic values are not properly reflected in their share price or value. Mr. Gross has founded several successful businesses and led a series of investments and buyout transactions in companies such as Global Technologies, Inc. (f.k.a. Interactive Flight Technologies), ICC Technologies, Inc., Rare Medium Group Inc. (NASADQ: RRRR), International Mobile Machines, Inc. (now called InterDigital Communications Corporation, NASDAQ: IDCC) and Powerspectrum Technologies, Ltd. Mr. Gross currently serves as Chairman of both The Network Connection Inc., UK, a provider of broadband entertainment and information systems for passenger trains and its parent company TNX Television Holdings, Inc. (OTCBB: TNXT). Mr. Gross has generously endowed Temple University's Irwin Lee Gross E-Business Institute, dedicated to Masters and Undergraduate programs in e-commerce. Mr. Gross received his Bachelor of Science in Accounting from Temple University and his Juris Doctorate from Villanova University.

MR. ROBERT ELLIN has been an officer and a director since April 19, 2004. Mr. Ellin is the founder and President of Atlantis Equities Inc., a personal investment company. Founded in 1990, Atlantis has actively managed an investment portfolio of small capitalization public companies as well as select private company investments. Mr. Ellin frequently plays an active role in Atlantis investee companies including board representation, management selection, corporate finance and other advisory services. Through Atlantis and related companies, Mr. Ellin spearheaded investments into ThQ, Inc. (OTC:THQI), Grand Toys (OTC: GRIN), Forward Industries, Inc. (OTC: FORD) and completed a leveraged buyout of S&S Industries, Inc. where he also served as President from 1996 to 1998. Prior to founding Atlantis Equities, Mr. Ellin worked in Institutional Sales at LF Rothschild and was the Manager of Retail Operations at Lombard Securities. Mr. Ellin received a Bachelor of Arts from Pace University.

MR. JAY WOLF has been an officer since April 19, 2004. Mr. Wolf has nine years of investment and operations experience in a broad range of industries. Mr. Wolf's investment experience includes: senior and subordinated debt, private equity (including leveraged transactions), mergers & acquisitions and public equity investments. Prior to joining Trinad Capital, L.P., a hedge fund dedicated to investing micro-cap companies, Mr. Wolf served as the Executive Vice President of Corporate Development for Wolf Group Integrated Communications Ltd. where he was responsible for the company's acquisition program. Prior to that he worked at CCFL Ltd., a Toronto-based merchant bank in the senior debt department and subsequently for Trillium Growth, the firm's venture capital fund. He currently sits on the Board of Absolute Quality Inc. Mr. Wolf received a Bachelor of Arts from Dalhousie University.

MR. DAVID RECTOR has been a Director since June 1998 and was our former sole executive officer from July 17, 2002 to April 19, 2004. Since 1998, Mr. Rector has been a principal of The David Stephen Group, a business consulting firm which focuses on the needs of emerging companies. He was also a principal of that firm from July 1995 until July 1996. Mr. Rector was a director of Tamboril Cigar Company ("Tamboril") from August, 1996 to January 1999. From August 1996 to March 1997, Mr. Rector was also Executive Vice President and General Manager of Tamboril, where he was instrumental in organizing Tamboril's operations and administration. Mr. Rector was appointed Secretary of Tamboril in June of 1997. From 1992 to 1998, Mr. Rector was affiliated with Viking Investment Group II, Inc., an investment banking partnership. Over the past two decades, Mr. Rector has served as a business consultant to, and held senior positions in, a variety of ventures. Mr. Rector was Chief Operating Officer of Headstrong Group, a manufacturer and distributor of recreational safety helmets, from July to November
1995. From January to June of 1995, Mr. Rector was General Manager of Bemiss-Jason, a distributor of paper products. From June 1992 to April 1994, he served as President of Supercart International, a distributor of shopping carts. From April 1985 to June 1992, he was principal of Blue Moon, a distributor of garment buttons and other women's accessories, specializing in fasteners. From 1980 to 1985, Mr. Rector served as President of Sunset Designs, a designer of leisure-time craft. From 1972 to 1980, Mr. Rector held various managerial sales and marketing positions with Crown Zellerbach Corporation, a multi-billion dollar manufacturer of paper and forest products.

TERM  OF  OFFICE

     Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

MEETINGS  OF  THE  BOARD  AND  COMMITTEES

     The Board of Directors of the Company held no formal meetings during the year ended December 31, 2003. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. During the 2003 fiscal year the board acted by unanimous written consent six times. Such resolutions were consented to in writing by the directors entitled to vote on such resolution at a meeting of the directors, and were, according to the Delaware General Corporate Law and the By-laws of the Company, valid and effective as if they had been passed at a meeting of the directors duly called and held.

COMMITTEES

     The Company does not have standing audit, nominating and compensation committees of the Board of Directors, or a committee performing similar functions. Management of the Company does not believe that it would be in the best interests at this time to retain independent directors to sit on an audit committee, nominating or compensation committee. The entire board of directors participates in the director nomination process. The board of directors does not have a formal policy with regard to the consideration of any director candidates recommended by stockholders. The entire board will consider any person nominated by stockholders that is reputable and that has experience in the industry in which the Company operates or has business experience in general. The board will also consider the extent of any nominee's educational background in deciding whether to nominate a person for a directorship position. The board of directors does not pay any fee to third parties for helping it nominate or evaluate director candidates and it does not obtain such services from any third party.

     As the Company does not currently have an audit committee, the board of directors has not made a determination as to whether any members of the board qualify as an "audit committee financial expert" as the Securities and Exchange Commission has defined that term in Item 401 of Regulation S-B.

     The board of directors believes that following the transactions contemplated in this Schedule 14F-1 none of its directors will be independent based on the Rule 4200 of the National Association of Securities Dealers' listing standards. If the Company is successful in increasing its capital, it will seek out and retain one or more qualified independent directors. At that time the Company also intends to also establish audit, nominating and compensation committees.

SIGNIFICANT  EMPLOYEES

     We have no significant employees other than the officers and directors described above.

LEGAL  PROCEEDINGS  INVOLVING  DIRECTORS  AND  EXECUTIVE  OFFICERS

     The Company is not aware of any legal proceedings in which Purchaser, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     On July 22, 2002 and December 18, 2002 the Company issued 217,391 and 2,230,351 shares of its common stock (post October 8, 2002 46:1 reverse stock split), respectively, to David Rector in consideration for his serving as the Company's sole officer and director.

     Effective October 8, 2002 the Company entered into a Stock Exchange Agreement and a License Agreement with Brendan Elliott and Wayne Lee pursuant to which the Company sold Fullcomm Inc., its then wholly owned operating subsidiary, to Messrs. Elliot and Lee in exchange for a license to use certain of the technology owned by Fullcomm Inc. and the delivery by Messrs. Elliott and Lee of 2,950,000 shares of the Company's common stock (pre October 8, 2002 46:1 reverse stock split) for cancellation.

     Effective July 17, 2002 the Company entered into a two year executive employment agreement with David Rector which provided for the issuance of an aggregate of 12,230,351 shares of the Company's restricted common stock (pre October 8, 2002 46:1 reverse stock split) to Mr. Rector.

COMPLIANCE  WITH  SECTION  16(A)  OF  THE  SECURITIES  EXCHANGE  ACT  OF  1934

     Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the best of our knowledge, no
Section 16(a) filings were required to be made with respect to the year ended December 31, 2003.

EXECUTIVE  COMPENSATION

     The following table sets forth certain information for all services rendered during the 2003, 2002 and 2001 fiscal years for the Company's highest paid executive officers, directors and those individuals who earned in excess of $100,000 during the Company's fiscal year ended December 31, 2003. No other compensation was paid to any such officer or directors other than the cash and stock option compensation set forth below.

SUMMARY  COMPENSATION  TABLE

                                              Annual Compensation                        Long-Term Compensation
                              Fiscal Year   ------------------------     -----------------------------------------------------
          Name                  Ended                                    Options/       Restricted       LTIP
 and Principal Position      December 31,   Salary    Bonus    Other       SAR's       Stock Awards     Payouts      All Other
 ----------------------     -------------  --------   -------  -------   -----------   ------------    ---------     ---------
David Rector
President and CEO . . . .       2003             0          0        0           0                 0           0             0
                                2002             0          0  $12,231(1)        0                 0           0             0
                                2001             0          0        0           0                 0           0             0

(1) During the fiscal year ended December 31, 2002 the Company issued an aggregate of 12,230,351 shares of its restricted common stock to Mr. Rector valued at $.001 per share or $12,231 on an aggregate basis. 10,000,000 of those shares were subject to our October 8, 2002 46:1 reverse stock split which reduced them to 271,392 shares.

STOCK OPTION PLANS; STOCK OPTION/STOCK APPRECIATION RIGHT GRANTS; AGGREGATE STOCK OPTION/STOCK APPRECIATION RIGHT EXERCISES AND FISCAL YEAR END STOCK OPTION/STOCK APPRECIATION RIGHT VALUES; REPORT ON REPRICING OF STOCK OPTIONS/STOCK APPRECIATION RIGHTS.

     On June 20, 2000 the Company's shareholders adopted its 2000 Stock Plan (the "Plan"). The Plan presently provides for the issuance of up to an aggregate of 805,339 stock options (prior to the October 8, 2002 46:1 reverse stock split), restricted stock awards or stock awards to employees, non-employees, directors and consultants. The number of shares issuable under the Plan is subject to increase in the event the number of shares issuable under the Plan represents less than 20% of the Company's outstanding shares, on December 31 of any given year. The Plan is administered by the Company's Board of Directors. The administrator of the Plan has the discretion to determine the optionees and grantees, the types of options or awards to be granted, the vesting provisions, the terms of the grants and other related provisions. The Plan provides for the issuance of both incentive and non-incentive stock options. To date, 200,000 options have been issued under the Plan, none of which were issued to the named executive. These options were subsequently cancelled. Since inception, the Company has not granted and issued any stock awards.


Dated:  May  5,  2004                   By  Order  of  the  Board  of  Directors
                                        AMALGAMATED  TECHNOLOGIES,  INC.

                                        By:      /s/ Robert  Ellin
                                                 ------------------------------
                                                 Robert  Ellin,  PRESIDENT